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                          June 23, 2022

       David Ludvigson
       Chief Executive Officer
       Nanomix Corp.
       2121 Williams St.
       San Leandro, CA 94577

                                                        Re: Nanomix Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2022
                                                            File No. 333-265744

       Dear Mr. Ludvigson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen Cohen, Esq.